Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors
MPG Office Trust, Inc.:

We consent to the use of our reports dated March 14, 2012, with respect to the consolidated balance sheets of MPG Office Trust, Inc. and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of operations, comprehensive income/(loss), deficit, and cash flows for each of the years in the three-year period ended December 31, 2011, and the effectiveness of internal control over financial reporting as of December 31, 2011, incorporated herein by reference in this Registration Statement on Form S-8.

Our report dated March 14, 2012 refers to a change in the method of presentation of comprehensive income/(loss) in 2011, 2010 and 2009.

/s/ KPMG LLP
Los Angeles, California
June 29, 2012